Exhibit 99.1
Press Release
Satyam divests its entire stake in Sify Ltd. for US$62.62 million
Hyderabad, November 10, 2005: Satyam Computer Services Ltd. (SAY — NYSE) — a global IT consulting and services provider, has announced that it has divested its existing holding of 11,182,600 equity shares of Rs.10 each in Sify Ltd., represented by ADSs, to Infinity Capital Ventures LP, a firm controlled by one of the most successful Silicon Valley entrepreneur, Mr. Raju Vegesna. The sale was concluded at a price of US$5.60 per ADS. The ADSs are priced at a premium by about 7.5% over one month’s daily average price as quoted on NASDAQ market, where Sify’s ADSs are listed and traded. Consequent to this transaction, Satyam realized a gross consideration of about US$62.62 million subject to transaction expenses and tax on capital gains. DSP Merrill Lynch was the advisor to Satyam on the sale of ADSs, while ICICI Securities was the arranger to Sify’s sponsored ADS Program.
Satyam’s divestiture is in line with its stated objective to emerge as pure play IT services and solutions company. With the consummation of this transaction, Satyam has ceased to be a shareholder of Sify, a company that it formed in December 1995, as a strategy to foray into allied businesses and to create long-term business and investment value. As against its original investment of US$5 million in Sify in 1995, Satyam has received a total gross consideration of about US$117 million till date, making it a highly successful and value creating investment for Satyam’s shareholders.
Commenting on the transaction Mr. B. Ramalinga Raju, Chairman of Satyam Computer Services Ltd. said, “The move would enable Satyam to further focus on its core business and unlock value of its investment. Leveraging Satyam’s brand and committed support, Sify has emerged as a strong player in the data and network space in India. I am sure that Sify’s management team will continue to scale up Sify’s growth with the active support of the new investor.”
About Satyam
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 22,000* highly-skilled professionals in Satyam work onsite, offsite, offshore and near shore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 429* global companies, of which 149* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 53 countries, across six continents. For more information visit us at: www.satyam.com

*	As of September 30, 2005
For clarifications please contact murti_t@satyam.com at 040 5585 4370